Exhibit 99





Contact:  Robert D. Siegfried/Jessica Barist   Contact: Calvin L. Reed, CEO
          Kekst and Company                             Peak International Ltd.
          (212) 521-4800                                (858) 385-0308



                 PEAK INTERNATIONAL ACHIEVES RECORD SALES
                         FOR THIRD FISCAL QUARTER

-- Third Fiscal Quarter Sales Increase Approximately 29% to $22.6 Million from $17.5 Million in the Same Period of the Prior Year --


HONG KONG and FREMONT, California, January 19, 2000 -- Peak International Limited (NASDAQ: PEAKF) (AMEX: PTT) today announced record sales for its third fiscal quarter ended December 31, 1999. Revenues exceeded those in the comparable quarter for the prior year as well as this year's second fiscal quarter.

Peak achieved net sales of $22.6 million for its third fiscal quarter, a 29% increase over the third fiscal quarter one year ago and a 10% increase over this year's second fiscal quarter. Gross profit for this year's third fiscal quarter was $10.2 million, or 45.3% of sales, compared to $7.2 million, or 41%, of sales for the same period last year. This compares favorably to the 42.2% gross profit margin for this year's second fiscal quarter. The improvements are largely the result of economies of scale derived from increases in unit volume.

Peak's net income for this year's third fiscal quarter reached $4.5 million, compared to $1.9 million for the same period last year and $4.2 million for this year's second fiscal quarter ended September 30, 1999. For this year's fiscal third quarter, basic and fully diluted earnings per share were $0.33 and $0.32, respectively. Operating income of $4.6 million for this year's fiscal third quarter was up 140% over the $1.9 million for the fiscal third quarter one year ago (which included a special $2 million provision) and comparable to the strong September 30, 1999 second fiscal quarter.

Calvin L. Reed, Peak's Chief Executive Officer, said, "We are gratified by Peak's progress and the strength of our performance. This was achieved despite higher expenses related to legal matters and the reorganization and relocation of our U.S. facilities. Reflecting the continuing momentum of the semiconductor industry, Peak experienced a 40% increase in unit volume for its major product segment, IC shipping trays, compared to the same period of last year and an 8% increase over this year's second fiscal quarter.

"During the quarter, management focused on manufacturing efficiencies. These efficiencies helped offset increased legal costs, which are expected to continue over the near-term in light of the class action lawsuit and litigation with former management. We are pleased to announce that we settled our litigation with the SemiCycle Foundation.

"We have focused substantial attention to penetrating the tape & reel business. The learning curve is more difficult than we had predicted. While we suffered some initial setbacks, we believe our entrance in this segment will be successful.

"Inventory levels remain high and we are continuing to seek ways to reduce them. Our large inventories around the world provide a substantial advantage to Peak as they enable us to respond very promptly to our customer's demands for product on short lead time. Our challenge is to find way to continue to provide this high level of service and at the same time reduce our inventories around the world.

Peak International, Limited is a leading supplier of precision-engineered transport products for the storage, transportation and automated handling of semiconductor devices and other electronic components.
This press release contains forward-looking statements that are subject to certain risks and uncertainties, including among others, the resolution of class action shareholder litigation, intellectual property rights of third parties, issues relating to its operations in China, and other matters that could cause actual results to differ materially from the projections made herein.

                           -- Table Follows --






















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

                 Consolidated Statements of Income

                                      Three Months Ended December 31
                                                  (Unaudited)
                                               1999             1998
                                   (in thousands, except per share data)
--------------------------------------------------------------------------
Net Sales                                   $22,611          $17,488
Cost of Goods Sold                           12,377           10,322
Gross Profit                                 10,234            7,166

General & Administrative, and
Research & Development                        3,285            1,791
Selling & Marketing                           2,307            1,440
G&A -special charge                                            2,000
Operating Income                              4,642            1,935
Other Income -net                                91              201
Interest Income -net                            156              131
Profit Before Tax                             4,889            2,267
Taxation                                        437              384
NET INCOME                                   $4,452          $ 1,883
EARNINGS PER SHARE
    - Basic                                  $ 0.33            $0.14
    - Diluted                                $ 0.32            $0.14
Weighted Avg # Shares-Diluted                14,118           13,509


                                           Nine Months Ended December 31
                                                   (Unaudited)
                                               1999             1998
--------------------------------------------------------------------------
                  (in thousands, except per share data)

Net Sales                                   $61,986          $48,561
Cost of Goods Sold                           35,012           29,096
Gross Profit                                 26,974           19,465

General & Administrative, and
Research & Development                        8,074            5,253
Selling & Marketing                           5,966            4,342
G&A -special charge                                            2,000
Operating Income                             12,934            7,870
Other Income -net                               369              647
Interest Income -net                            352              598
Profit Before Tax                            13,655            9,115
Taxation                                      1,237              998
NET INCOME                                 $ 12,418           $8,117
EARNINGS PER SHARE
    - Basic                                   $0.91            $0.60
    - Diluted                                 $0.89            $0.60
Weighted Avg #Shares-Diluted                 13,987           13,523


                        Consolidated Balance Sheets

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

                                      December 31, 1999    March 31,1999
                                                  (unaudited)
--------------------------------------------------------------------------
                                                (in thousands)

ASSETS
Current assets:
  Cash & cash equivalents                   $15,841          $10,598
  Accounts receivable-net                    14,856           11,828
  Inventory-net                              25,453           26,469
  Other current assets                        1,059            1,241
     Total Current Assets                    57,209           50,136

  Property, plant and
   equipment-net                             52,535           43,517
TOTALS                                     $109,744          $93,653

LIABILITIES AND
STOCKHOLDERS' EQUITY
Current Liabilities:
  Bank borrowings                                34                0
  Accounts payable                            8,992            6,624
  Taxation                                    4,782            3,805
     Total Current Liabilities               13,808           10,429

LT Provision                                    647              647
Deferred income taxes                         1,614            1,607
    Total Liabilities                        16,069           12,683

Stockholders' Equity:
  Share capital                                 137              135
  Additional paid-in capital                 35,084           34,620
  Retained earnings                          59,372           46,954
  Cumulative translation adjustment          (918)             (739)

     Total stockholders' Equity               3,675           80,970

TOTALS                                     $109,744          $93,653



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